UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2012

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FOMENTO ECONÓMICO MEXICANO, S.A.B. DE C.V.

(Exact name of Registrant as specified in its charter)

Mexican Economic Development, Inc.

(Translation of Registrant’s name into English)

United Mexican States

(Jurisdiction of incorporation or organization)

General Anaya No. 601 Pte.
Colonia Bella Vista
Monterrey, Nuevo León 64410
México

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V.

By:	/s/ Javier Astaburuaga
Javier Astaburuaga Chief Financial Officer

Date: March 23, 2012

FEMSA Shareholders Approved
Ps. 6,200 Million Dividend

Monterrey, Mexico, March 23, 2012 — Fomento Económico Mexicano, S.A.B. de C.V. (NYSE: FMX; BMV: FEMSAUBD) (“FEMSA” or the “Company”) held its Annual Ordinary General Shareholders Meeting today, during which the shareholders approved the Company’s annual report for 2011 prepared by the Chief Executive Officer, the Company’s consolidated financial statements for the year ended December 31, 2011, the declaration of dividends for the 2011 fiscal year and the election of the Board of Directors and its Committees for 2012.

The shareholders approved the payment of a cash dividend in the amount of Ps. 6,200 million, consisting of Ps. 0.38648915 per each Series “D” share and Ps. 0.30919132 per each Series “B” share, which amounts to Ps. 1.855148 per “BD” Unit (BMV: FEMSAUBD) or Ps. 18.551480 per ADS (NYSE: FMX), and Ps. 1.545957 per “B” Unit (BMV: FEMSAUB). The dividend payment will be split in two equal payments, payable on May 3, 2012 and November 6, 2012. In addition, the shareholders established the amount of Ps. 3,000 million as the maximum amount that could potentially be used for the Company’s share repurchase program during 2012.

Additionally the Company held an Extraordinary Shareholders Meeting today where its shareholders approved the merger by incorporation into the Company of Desarrollo de Marcas Refresqueras, S.A. de C.V., Isildur, S.A. de C.V., Tiendas Oxxo Cedis Mexico, S.A. de C.V., Estaciones Oxxo México, S.A. de C.V., Empresas Cuadrox, S.A. de C.V., Corporación Emprex, S.A. de C.V. and Consorcio Progresivo de Servicios Refresqueros, S.A. de C.V. all of them, wholly-owned subsidiaries of the Company.

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FEMSA is a leading company that participates in the non-alcoholic beverage industry through Coca-Cola FEMSA, the largest independent bottler of Coca-Cola products in the world in terms of sales volume; in the retail industry through FEMSA Comercio, operating the largest and fastest-growing chain of convenience stores in Latin America, and in the beer industry, through its ownership of the second largest equity stake in Heineken, one of the world’s leading brewers with operations in over 70 countries.